SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below::

COCA-COLA ENTERPRISES INC. SAVINGS AND INVESTMENT PLAN

FOR CERTAIN BARGAINING EMPLOYEES

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 20 pages

Exhibit Index: Page 4

The Coca-Cola Enterprises Inc. Savings And Investment Plan for Certain Bargaining Employees (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Schedule of Assets at December 31, 2003

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC. SAVINGS AND INVESTMENT PLAN FOR CERTAIN BARGAINING EMPLOYEES
(Name of Plan)

By	/s/ Joyce King-Lavinder
Joyce King-Lavinder Member, Global Retirement Programs Committee

Date: June 25, 2004

Exhibit Index

Exhibit Number	Description

Exhibit 23 -	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Coca-Cola Enterprises Inc. Savings and Investment Plan

for Certain Bargaining Employees

Year ended December 31, 2003 and as of December 31, 2002

with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Audited Financial Statements

and Supplemental Schedules

Year ended December 31, 2003 and as of December 31, 2002

Report of Independent Registered Public Accounting Firm

Global Retirement Programs Committee

Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of the Coca-Cola Enterprises Inc. Savings and Investment Plan for Certain Bargaining Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Atlanta, Georgia

June 18, 2004

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$7,847,051	$6,237,883

Net assets available for benefits	$7,847,051	$6,237,883

See accompanying notes.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$133,431
Net realized and unrealized appreciation in fair value of investments	688,164

821,595
Participant contributions	751,148
Transfer from related trust (Note 6)	219,626

Total additions	1,792,369
Deductions from net assets attributed to:
Distributions to participants	181,456
Administrative expenses	1,745

Total deductions	183,201

Net increase	1,609,168
Net assets available for benefits:
Beginning of year	6,237,883

End of year	$7,847,051

See accompanying notes.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Savings and Investment Plan for Certain Bargaining Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was formed effective March 4, 1994 and restated effective January 1, 1997. The Plan is a defined contribution plan, sponsored by Coca-Cola Enterprises Inc. (the “Company”), covering certain employees of the Company.

Several investment options are available to Plan participants. Participants may change the selection of investment options for future contributions and their allocation of participant investment accounts among the options through the Plan’s service provider.

Eligibility

Each employee who has completed ninety days of service and is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the calendar quarter coincident with or next following employment as an eligible employee) at which time the participant may elect to begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 17% of base compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the “IRC”). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time. The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2003.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum payment. The amount of distribution under the Plan shall be equal to the participant’s vested interest. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½. Prior to the attainment of age 59½, a withdrawal from these accounts would be available only for a financial hardship.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions, rollover contributions and earnings thereon.

Loans to Participants

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 6 to 60 months and from 6 to 180 months for the purchase of a primary residence. The balance in the participant’s account secures the loan and the loan bears interest at the prime rate as published in the Wall Street Journal on the second business day of the month preceding the date the loan is issued. Principal and interest are generally repaid in equal installments by a payroll deduction each paycheck and applied directly to the participant’s account.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Stable Value Fund, a common collective trust fund, is valued at fair value, which approximates cost. Other common collective trust funds are valued at fair value as determined by the Plan’s trustee based on the market values of the underlying assets comprising the fund. Mutual funds and the common stock of Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2003
Common stock of Coca-Cola Enterprises Inc.	$70,583
Collective trust funds	383,851
Mutual funds	233,730

Total	$688,164

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Common stock of Coca-Cola Enterprises Inc.	$2,185,675	$1,834,332
Putnam S&P 500 Index Fund	1,670,577	1,278,287
Putnam Stable Value Fund	1,966,171	1,832,416

4. Transactions with Party-in-Interest

During 2003, the Plan purchased 27,317 common shares of Coca-Cola Enterprises Inc. with a fair value of $523,260 and sold 11,832 common shares for proceeds of $271,594 resulting in a gain of $29,093. During 2003, the Plan received cash dividends from investments in Coca-Cola Enterprises Inc. common stock of approximately $15,300. As of December 31, 2003 and 2002, the Plan held 99,939 and 84,454 common shares of Coca-Cola Enterprises Inc. stock with a fair value of $2,185,675 and $1,834,332, respectively.

Coca-Cola Enterprises, Inc.

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Transfer from related trust

Effective August 1, 2001, the Midwest Coca-Cola Bottling Company Retirement Income Plan for Bargaining Employees at Eau Claire and Wausau (the “Midwest Plan”) merged into the Plan. Participants who previously were members of the Midwest Plan were awarded demutualization compensation as a result of that plan’s trustee, Principal Mutual Insurance Company, demutualizing to form Principal Financial Group, Inc. effective October 26, 2001. The demutualization compensation was received by the predecessor trust in two forms, namely cash and shares of the successor company’s stock. This compensation was transferred to the Plan during 2003 and was allocated to the appropriate participant accounts during 2004.

Supplemental Schedules

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

EIN: 58-0503352 Plan Number: 016

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	AIM Investments	Invesco Energy Fund	$2,317
	American Century Investments	International Growth Fund	5,009
	Barclays Global Investors	Lifepath 2010 Fund	18,858
	Barclays Global Investors	Lifepath 2020 Fund	22,409
	Barclays Global Investors	Lifepath 2030 Fund	21,740
	Barclays Global Investors	Lifepath 2040 Fund	2,816
	Barclays Global Investors	Lifepath Retirement Portfolio	4,387
	Franklin Templeton Investments	Growth Fund	28,955
	Janus Capital Corporation	Worldwide Fund	3,735
	Morgan Stanley Institutional Funds	Equity Growth Portfolio	19,188
	Morgan Stanley Institutional Funds	Small Company Growth Portfolio	7,801
	Morgan Stanley Institutional Funds	Technology Portfolio	16,344
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	126,491
	Oppenheimer Funds	Quest International Value Fund	31,784
	Pimco Funds	High Yield Fund	29,113
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	315,705
*	Putnam Fiduciary Trust Company	Bond Index Fund	160,555
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	2,407
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	123,478
*	Putnam Fiduciary Trust Company	Health Sciences Fund	3,307
*	Putnam Fiduciary Trust Company	International Equity Fund	223,249
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	2,721
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	53,081

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

EIN: 58-0503352 Plan Number: 016

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Fiduciary Trust Company	Investors Fund	6,404
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	26,622
*	Putnam Fiduciary Trust Company	Money Market Fund	220,316
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	11,332
*	Putnam Fiduciary Trust Company	Research Fund	177,416
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	1,670,577
*	Putnam Fiduciary Trust Company	Stable Value Fund	1,966,171
*	Putnam Fiduciary Trust Company	Vista Fund	48,026
	SunTrust Institutional	Classic Small Cap Value Equity Fund	14,818
	Van Kampen Investments	Utility Fund	4,401
*	Coca-Cola Enterprises Inc.	Common Stock	2,185,675
*	Participants	Loans with interest rates ranging from 4.0% to 9.5%, maturing through 2008	289,843

			$7,847,051

*	Indicates a party-in-interest to the Plan.

Note:	Cost information has not been included in column (d) because all investments are participant directed.

Coca-Cola Enterprises Inc.

Savings and Investment Plan

for Certain Bargaining Employees

EIN: 58-0503352 Plan Number: 016

Schedule G, Part III

Schedule of Nonexempt Transactions

Year ended December 31, 2003

(a) Identity of Party Involved	(b) Relationship to Plan, Employer or Other Party-in-Interest	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
Coca-Cola Enterprises Inc.	Plan Sponsor	Certain investment income (dividend income on shares received as demutualization compensation) received by a predecessor plan’s trust was not received by the Plan and allocated to participant accounts upon receipt in 2001. Funds and related lost earnings totaling $1,654 were transferred to the Plan during 2003. Allocation of this income and the related earnings thereon was completed in 2004.

Coca-Cola Enterprises Inc.	Plan Sponsor	A predecessor plan’s trust received shares related to the demutualization. Proceeds of $217,972 from the sale of the stock received from the demutualization were transferred to the Plan during 2003. Allocation of this income and the related earnings thereon was completed in 2004.

Note – Columns (d) through (j) are not applicable.